LINUX GOLD CORP.

240 - 11780 Hammersmith Way

Richmond, BC, V7A 5E9

INFORMATION CIRCULAR

As at July 7, 2010

This  Information  Circular  is  furnished  in  connection  with  the  solicitation  of  proxies  by  management  of  LINUX

GOLD  CORP.  (the  “Company”)  for  use  at  the  annual  general  meeting  (the  “Meeting”)  of  its  shareholders  to be  held  on  Wednesday,  August  25,  2010  at  the  time  and  place  and  for  the  purposes  set  forth  in  the accompanying Notice of Annual General Meeting of Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  In accordance with National Instrument 54-101 of the  Canadian  Securities  Administrators,  arrangements  have  been  made  with  brokerage  houses  and  other intermediaries,  clearing  agencies,  custodians,  nominees  and  fiduciaries  to  forward  solicitation  materials  to the  beneficial  owners  of  the  Common  Shares  in  the  capital  of  the  Company  (the  “Common  Shares”)  held  of

record   by   such   persons   and   the   Company   may   reimburse   such   persons   for   reasonable   fees   and

disbursements incurred by them in so doing.  All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

A  shareholder  entitled  to  vote  at  the  Meeting  may  by  means  of  proxy  appoint  a  proxyholder  or  one  or  more alternate  proxyholders,  who  need  not  be  shareholders,  to  attend  and  act  at  the  Meeting  for  the  shareholder on the shareholder’s behalf.

The  individuals  named  in  the  accompanying  form  of  proxy  are  directors  and/or  officers  of  the  Company  (the

“Management  Designees”).     A  shareholder  has  the  right  to  appoint  a  person,  who  need  not  be shareholder,  to  attend  and  act  for  the  shareholder  and  on  the  shareholder’s  behalf  at  the  Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by  inserting  the  name  of  that  other  person  in  the  blank  space  provided  in  the  accompanying  form  of proxy or by completing and delivering another suitable form of proxy.

A  proxy  will  not  be  valid  unless  the  completed,  signed  and  dated  form  of  proxy  is  delivered  to  the  office  of

Computershare  Investor  Services  Inc.,  by  fax,  within  North  America  1-866-249-7775,  outside  North

America  (416)  263-9524,  by  mail  or  by  hand,  Attention:  Proxy  Department,  9th  Floor,  100  University

Avenue,  Toronto,  Ontario,  M5J  2Y1  not  less  than  48  hours  (excluding  Saturdays,  Sundays  and  holidays)

before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In  addition  to  revocation  in  any  other  manner  permitted  by  law,  a  shareholder  who  has  given  a  proxy  may revoke  it  by  either  executing  a  proxy  bearing  a  later  date  or  by  executing  a  valid  notice  of  revocation,  either of  the  foregoing  to  be  executed  by  the  shareholder  or  the  shareholder’s  authorized  attorney  in  writing,  or;  if the  shareholder  is  a  company,  under  its  corporate  seal  by  an  officer  or  attorney  duly  authorized,  and  by depositing  the  proxy  bearing  a  later  date  with  Computershare  Investor  Services  Inc.  or  at  the  address  of the  Company  at  Suite  240  –  11780  Hammersmith  Way,  Richmond  BC,  V7A  5E9;  at  any  time  up  to  and including  the  last  business  day  that  precedes  the  day  of  the  Meeting  or,  if  the  Meeting  is  adjourned,  that precedes  any  reconvening  thereof,  or  to  the  chair  of  the  Meeting  on  the  day  of  the  Meeting  or  any

reconvening  thereof,  or  in  any  other  manner  provided  by  law.   In  addition,  a  proxy  may  be  revoked  by  the

shareholder  personally  attending  the  Meeting  and  voting  the  shareholder’s  shares.   A  revocation  of  a  proxy

will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

On  a  poll  the  nominees  named  in  the  accompanying  form  of  proxy  will  vote  or  withhold  from  voting  the shares  represented  thereby  in  accordance  with  the  instructions  of  the  shareholder  on  any  ballot  that may be called for.  The proxy will confer discretionary authority on the nominees named therein with respect to:

a)

each  matter  or  group  of  matters  identified  therein  for  which  a  choice  is  not  specified other than the appointment of any auditor and the election of directors;

b)

any amendment to or variation of any matter identified therein; and

c)

any other matter that properly comes before the Meeting.

In  respect  of  a  matter  for  which  a  choice  is  not  specified  in  the  proxy,  the  nominees  named  in  the accompanying form of proxy will vote shares represented by the proxy at their own discretion for the approval of such matter.

As  of  the  date  of  this  Information  Circular,  management  of  the  Company  knows  of  no  amendment,  variation or  other  matter  that  may  come  before  the  Meeting,  but  if  any  amendment,  variation  or  other  matter  properly comes  before  the  Meeting  each  nominee  in  the  accompanying  form  of  proxy  intends  to  vote  thereon  in accordance with the nominee’s best judgment.

Proxy Voting Options

Shareholders  may  wish  to  vote  by  proxy  whether  or  not  they  are  able  to  attend  the  Meeting  in  person.

Registered shareholders may vote by proxy as follows: by mail or fax.

Submitting  a  proxy  by  mail  or  fax  are  the  only  methods  by  which  a  shareholder  may  appoint  a  person  as proxy other than a director or officer of the Company named on the form of proxy.

Mail or Fax

Registered  shareholders  electing  to  submit  a  proxy  by  mail  must  complete,  date  and  sign  the  form  of  proxy.

It  must  then  be  returned  to  the  Company’s  transfer  agent,  Computershare  Investor  Services  Inc.,  by  fax,

within  North  America  1-866-249-7775,  outside  North  America  (416)  263-9524,  by  mail  or  by  hand,

Attention:  Proxy  Department,  9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including 10:00am (Vancouver time) on August 9, 2010.

Advice to Beneficial Holders of Common Shares

Only  registered  holders  of  Common  Shares  of  the  Company  or  the  persons  they  validly  appoint  as their proxies are permitted to vote at the Meeting.  However, in many cases, Common shares beneficially owned  by  a  person  (a  “Non-Registered  Holder”)  are  registered either (i) in the name of an intermediary (an

“Intermediary”)   (including   banks,   trust   companies,   securities   dealers   or   brokers   and   trustees   or

administrators  of  self-administered  RRSP’s,  RRIF’s,  TFSA’s,  RESP’s  and  similar  plans)  that  the  Non-

Registered  Holder  deals  with  in  respect  of  the  shares,  or  (ii)  in  the  name  of  a  clearing  agency  (such  as  the

Canadian  Depository  for  Securities  Limited)  of  which  the  Intermediary  is  a  participant.   In  accordance  with

the  requirements  of  the  Canadian  Securities  Administrators,  the  Company  will  have  distributed  copies  of  the

Notice  of  Meeting,  this  Information  Circular,  and  the  enclosed  form  of  proxy  (collectively,  the  “meeting materials”)  to  the  clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of

Common Shares.

Intermediaries  are  required  to  forward  the  meeting  materials  to  Non-Registered  Holders  unless  a  Non-

Registered  Holder  has  waived  their  right  to  receive  them.   Intermediaries  often  use  service  companies  to

forward the meeting materials to Non-Registered Holders.

Shares  held  for  Beneficial  Shareholders  by  Intermediaries  can  only  be  voted  at  the  Meeting  upon  the instructions  of  the  Beneficial  Shareholder.  Without  specific  instructions,  Intermediaries  are  prohibited  from voting  Shares  held  for  Beneficial  Shareholders.  Therefore,  if  you  are  a  Beneficial  Shareholder,  you

should  ensure  that  your  voting  instructions  are  communicated  to  the  appropriate  person  well  in advance of the Meeting.

There  are  two  kinds  of  beneficial  owners  –  those  who  object  to  their  name  being  made  known  to  the  issuers of  securities  which  they  own  (called  OBOs  for  Objecting  Beneficial  Owners)  and  those  who  do  not  object  to the  issuers  of  the  securities  they  own  knowing  who  they  are  (called  NOBOs  for  Non-Objecting  Beneficial

Owners).  NOBOs  can  expect  to  receive  a  scanable  Voting  Instruction  Form  (VIF)  from  our  Transfer  Agent,

Computershare  Trust  Company  of  Canada  [or  Computershare  Investor  Services  Inc.  as  the  case  might  be

("Computershare")].  These  VIFs  are  to  be  completed  and  returned  to  Computershare  in  the  envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as

described  on  the  VIF  itself  which  contain  complete  instructions.   Computershare  will  tabulate  the  results  of

the  VIFs  received  from  NOBOs  and  will  provide  appropriate  instructions  at  the  Meeting  with  respect  to  the shares represented by the VIFs they receive.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should  a  non-Registered  Holder  who  receives  either  form  of  a  proxy  wish  to  vote  at  the  Meeting  in person,  the  Non-Registered  Holder  should  strike  out  the  persons  named  in  the  proxy  and  insert  the

Non-Registered  Holder’s  name  in  the  blank  space  provided.   In  either  case,  Non-Registered  Holders

should  carefully  follow  the  instructions  of  their  Intermediary,  including  those  regarding  when  and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None  of  the  directors  or  executive  officers  of  the  Company,  nor  any  person  who  has  held  such  a  position since  the  beginning  of  the  last  completed  financial  year  end  of  the  Company,  nor  any  proposed  nominee  for election as a director of the Company, nor any associate or affiliate of the foregoing person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF VOTING SECURITIES

The  Board  of  Directors  of  the  Company has  fixed  July 7,  2010  as the record date (the “Record Date”)

for determination of person entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a  form  of  proxy  in  the  Manner  and  subject  to  the  provisions  described  above  will  be  entitled  to  vote  or  to have  their  shares  voted  at  the  Meeting,  except  to  the  extent  that  (a)  the  shareholder  has  transferred  the ownership  of  any  such  share  after  the  record  date;  and  (b)  the  transferee  produces  a  properly  endorsed share  certificate  for  or  otherwise  establishes  ownership  of  any  of  the  transferred  shares  and  makes  a

demand   to   Computershare  Investor  Services  Inc.  no  later  than  10  days  before  the  Meeting  that  the transferee’s name be included in the list of shareholders in respect thereof.

The  Company  is  currently  authorized  to  issue  200,000,000  Common  Shares.   As  at  July  7,  2010,  there  are

92,650,825  Common  Shares  of  the  Company  issued  and  outstanding.    Holders  of  Common  Shares  are

entitled  to  one  vote  for  each  Common  Share  held.   Holders  of  Common  Shares  of  record  at  the  close  of business on July 7, 2010, are entitled to receive notice of and to vote at the Meeting.

To  the  knowledge  of  the  directors  and  senior  officers  of  the  Company,  no  person  owns,  beneficially,  directly or  indirectly,  or  exercises  control  or  direction  over  more  than  10%  of  the  Company’s  outstanding  Common

Shares, except as noted below:

Name

Number of Voting Securities

Percentage

CEDE & Co*

40,556,441

43.78%

CDS &Co*

31,925,924

34.46%

* beneficial owners unknown

The  Board  of  Directors  recommends  that  you  vote  in  favour  of  the  proposals  outlined  in  this

Information Circular.

Financial Statements

The audited financial statements of the Company for the year ended February 28, 2010 and the report of the auditors thereof will be placed before the meeting and can also be found on SEDAR at www.sedar.com.

Votes necessary to pass resolutions

A  simple  majority  of  affirmative  votes  cast  at  the  Meeting  is  required  to  pass  the  resolutions  described herein.

NUMBER OF DIRECTORS

At  the  meeting,  the  Shareholders  will  be  asked  to  pass  an  ordinary  resolution  to  set  the  number  of  directors at four.

ELECTION OF DIRECTORS

The board of directors of the Company currently consists of four directors.

The  term  of  office  of  each  of  the  current  directors  will  end  at  the  conclusion  of  the  Meeting.   Unless  the

director’s  office  is  earlier  vacated  in  accordance  with  the  provisions  of  the  British  Columbia  Business

Corporations  Act  (“BCBCA”)  or  the  Articles  of  the  Company,  each  director  elected  will  hold  office  until  the conclusion  of  the  next  annual  general  meeting  of  the  Company,  or  if  no  director  is  then  elected,  until  a successor is elected.

The  following  table  sets  out  the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation,  business  or  employment,  the  period  of  time  during  which  each  has  been  a  director  of  the

Company, any committees of the Company on which each serves and the number of Common Shares of the

Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction,

as at July 7, 2010.

Name, Position and

Principal Occupation and if

No. of Shares

Province or State and

not at present an elected Director, Occupation

Director

beneficially

Country of Residence(1)

during the past five years(1)

Since

held(2)

John George Robertson

Businessman. President, CEO and Chairman of the

Mar. 1979

1,418,556

President, CEO, Chairman,     Board and Director of the Company; President of

common shares

and Director

Reg Technologies; President of SMR Investments

(directly)

Richmond, B.C., Canada

Ltd.; President of Teryl Resources Corp., President

of REGI U.S., Inc., President of IAS Energy, Inc.

Jennifer Lorette (3)

Businesswoman.  Director of Teryl Resources

Director

Nov. 2000

88,100

Corp.; Director of Reg Technologies Inc.; Director of

common shares

Richmond, B.C., Canada

REGI U.S., Inc.

Susanne Robertson (3)

Businesswoman.  Director of Teryl Resources

Aug. 2001

797,000

Director

Corp., Director of SMR Investments Ltd., and

common shares

Richmond, B.C.

Director of Reg Technologies Inc.

(directly)

5,416,772

common shares

(indirectly)

Monique Van Oord (3)

Businesswoman.  Director and CFO, Teryl

Aug. 2004

110,000

Chief Financial Officer and

Resources Corp. until January 2010.

common shares

Director and Secretary

(directly)

North Vancouver, BC

(1)  This  information,  to  the  extent not  within the knowledge of the Company or otherwise previously disclosed in an Information Circular of the Company, has been provided by the respective nominee.

(2)  The number of common shares held includes common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)  Member of the Audit Committee.

Cease Trade Orders

On  December  3,  2007  the  British  Columbia  Securities  Commission  (BCSC)  issued  a  Cease  Trade  Order  for

Linux Gold Corp. citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person.

The  commission  staff  also  found  that  our  disclosure  in  the  offering  memorandum  dated  April  5,  2007  did  not disclose repayment of debt to related parties. We filed the required documents on SEDAR to comply with the requirements  to  rectify  the  continuous  disclosure  deficiencies  and  the  Cease  Trade  Order  was  revoked  by the BCSC on February 8, 2008.

On  January  27,  2010,  the  BCSC  issued  a  Cease  Trade  Order  for  Linux  Gold  Corp.  citing  a  failure  to  file  an annual information form. The Company file the requisite annual information form and the Cease Trade Order was revoked by the BCSC on January 29, 2010.

Mr. Robertson is currently a director and officer of IAS Energy, Inc. (“IAS”), and Ms. Lorette was a director of

IAS until July 2009.  On September 4, 2009, the BCSC issued a Cease Trade Order for IAS citing a failure to

file  interim  financial  statements  and  related  documents.   On  September  16,  2009  the  Cease  Trade  Order

was revoked by the BCSC.

On  October  2,  2009,  the  BCSC  issued  a  Cease  Trade  Order  for  IAS  citing  a  failure  to  file  interim  financial

statements  and  related  documents.   On  November  30,  2009  the  Cease  Trade  Order  was  revoked  by  the

BCSC.

On  January  6,  2010,  the  BCSC  issued  a  Cease  Trade  Order  for  IAS  citing  a  failure  to  file  interim  financial

statements  and  related  documents.    On  January  18,  2010  the  Cease  Trade  Order  was  revoked  by  the

BCSC.

Mr.  Robertson  is  a  director  and  officer,  and  Ms.  Lorette  is  a  director  of  Reg  Technologies  Inc.  (“Reg

Technologies”).

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for

Reg  Technologies  citing  a  failure  to  file  its  annual  audited  financial  statements  and  its  annual  management and  discussion.  Reg  Technologies  filed  the  required  documents  on  SEDAR  on  September  11,  2009,  to comply  with  the  requirements  to  rectify  the  continuous  disclosure  deficiencies  and  the  Cease  Trade  Order was revoked by the BCSC on September 15, 2009. Additionally, Reg Technologies received notification from the  TSX  Venture  Exchange  that  it  had  suspended  trading  in  Reg  Technologies’  shares  as  a  result  of  the cease  trade  order.  Reinstatement  to  trading  can  occur  only  when  the  cease  trade  order  is  revoked  and  the

Exchange  has  concluded  its  reinstatement  review  to  ensure  Reg  Technologies  had  satisfactorily  complied

with  the  Exchange  requirements.    The  TSX  Venture  Exchange  reinstated  Reg  Technologies’  shares  for trading on September 21, 2009.

On September 9, 2008 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for

Reg  Technologies  citing  a  failure  to  file  its  annual  audited  financial  statements  and  its  annual  management and  discussion.  Reg  Technologies  filed  the  required  documents  on  SEDAR  on  September  22,  2008,  to comply  with  the  requirements  to  rectify  the  continuous  disclosure  deficiencies  and  the  Cease  Trade  Order was revoked by the BCSC on September 24, 2008. Additionally, Reg Technologies received notification from the  TSX  Venture  Exchange  that  it  had  suspended  trading  in  Reg  Technologies’  shares  as  a  result  of  the cease  trade  order.  Reinstatement  to  trading  can  occur  only  when  the  cease  trade  order  is  revoked  and  the

Exchange  has  concluded  its  reinstatement  review  to  ensure  Reg  Technologies  had  satisfactorily  complied

with  the  Exchange  requirements.    The  TSX  Venture  Exchange  reinstated  Reg  Technologies’  shares  for trading on October 7, 2008.

Penalties or Sanctions

No director or officer of the Company is or has, within the past ten years:

(a)    been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

(b)    been  subject  to  any  other  penalties  or  sanctions  imposed  by  a  court  or  regulatory  body  that  would  be likely to be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No  director  or  officer  of  the  Company  is  or  has,  within  the  preceding  10  years,  become  bankrupt,  made  a proposal  under  any  legislation  relating  to  bankruptcy  or  insolvency  or  been  subject  to  or  instituted  any proceedings,  arrangement,  or  compromise  with  creditors  or  had  a  receiver,  receiver  manager  or  trustee appointed to hold the assets of that individual.

Other than as set out above, to the knowledge of the Company, no proposed director is, or has, within the 10 years  before  the  date  of  this  Information  Circular,  been  a  director  or  executive  officer  of  any  company  that,

while that person was acting in that capacity,

(a)      was  the  subject  of  a  cease  trade  order  or  similar  order  or  an  order  that  denied  the  relevant company  access  to  any  exemptions  under  securities  legislation,  for  a  period  of  more  than  30 consecutive days; or

(b)      was  subject  to  an  event  that  resulted,  after  the  director  or  executive  officer  ceased  to  be  a director  or  executive  officer,  in  the  company  being  the  subject  of  a  cease  trade  or  similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within  a  year  of  that  person  ceasing  to  act  in  that  capacity,  became  bankrupt,  made  proposal under  any  legislation  relating  to  bankruptcy  or  insolvency  or  was  subject  to  or  instituted  any proceedings,  arrangement  or  compromise  with  creditors  or  had  a  receiver,  receiver  manger or trustee appointed to hold its assets.

STATEMENT OF EXECUTIVE COMPENSATION

The  Company  is  required,  under  applicable  securities  legislation  in  Canada,  to  disclose  to  its  Shareholders

details  of  compensation  paid  to  its  directors  and  officers.   The  following  fairly  reflects  all  material  information regarding  compensation  paid  by  the  Company  to  its  directors  and  officers,  which  information  has  been disclosed to the Company's Shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The  Company’s  executive  officers  make  recommendations  to  the  board of directors regarding compensation policies  and  the  compensation  of  senior  officers.  The  Company  does  not  have  a  compensation  committee.

The  compensation  of  the  senior  executives  comprises  two  components;  namely,  a  base  salary  or  consulting fees  and  the  grant  of  stock  options  pursuant  to  the  Company’s  stock  option  plan  which  is  more  particularly

outlined  below  under  the  Option-based  Awards  section.      These  forms  of  compensation  are  chosen  to

attract,  retain  and  motivate  the  performance  of  selected  directors,  officers,  employees  or  consultants  of  the

Company  of  high  calibre  and  potential.   Each  senior  executive  is  employed  for  his  or  her  skills  to  perform specific tasks and the base salary and number of options is fixed accordingly.

The  following  information  provides  details  of  the  compensation  paid  by  the  Company  to  its  directors  and officers  during  the  fiscal  year  ended  February  28,  2010,  which  has  been  prepared  by  the  Company  in accordance with the regulations (the “Regulations”) made under the Securities Act (British Columbia).

Summary Compensation Table

Named  Executive  Officers  (“NEOs”)  mean  the  Chief  Executive  Officer  (“CEO”),  the  Chief  Financial  Officer

(“CFO”)  of  the  Company,  or  persons  acting  in  a  similar  capacity  or  function,  regardless  of  the  amount  of compensation  of  those  individuals  and  each  of  the  Company’s  three  most  highly  compensated  executive officers,  other  than  the  CEO  and  CFO,  or  three  most  highly  compensated  individuals  acting  in  similar capacities,  who  were  serving  as  executive  officers,  or  in  a  similar  capacity,  at  the  end  of  the  most  recent financial  year  and  whose  compensation  exceeds  $150,000,  and  such  individuals  who  would  be  an  NEO  but for  the  fact  that  they  were  not  serving  as  an  executive  officer  or  in  a  similar  capacity  at  the  end  of  that financial year.

During the Company’s last completed financial year ended February 28, 2010, the Company had two Named

Executive Officers: Mr. John Robertson, President and CEO, and Ms. Monique van Oord, CFO.

The  following  table  (presented  in  accordance  with  Form  51-102F6  –  Statement  of  Executive  Compensation

under  National  Instrument  51-102  –  Continuous  Disclosure  Obligations)  sets  forth  all  annual,  long  term  and other  compensation  for  services  in  all  capacities  to  the  Company  and  its  subsidiaries  payable  to  the  NEOs for  the  three  financial  years  ended  February  28,  2010,  2009  and  2008  (to  the  extent  required  by  the

Regulations) in respect of the Named Executive Officers:

Non-equity incentive plan compensation

($)

Name and

Year

Principal

Ended

Salary

Share-

Option-

Annual

Long-term

Pension

All other

Total

Position

February

($)

based

Based

incentive

incentive

value ($)

Compen-

Compen-

28

Awards

Awards

plans

plans

sation

sation

th

($)

($)(8)

($)

($)(6)(7)

($)

John

2010

Nil

Nil

Nil

Nil

Nil

Nil

30,000

30,000

Robertson

2009

Nil

Nil

Nil

Nil

Nil

Nil

30,000

30,000

President

2008

Nil

Nil

77,923

Nil

Nil

Nil

30,000

107,923

and CEO

(1)(2)(3)

Monique

2010

Nil

Nil

273

Nil

Nil

Nil

Nil

273

van Oord

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

CFO(4)

2008

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

(1)  Mr. Robertson is also a director and receives compensation in that capacity. See “Director Compensation – Narrative Discussion”.

(2)  Mr.  Robertson  is  a  director  of  SMR  Investments  Ltd.,  which  received  or  is  to  receive  $2,500  per  month  from  the  Company for  management services provided to the Company.  See “Management Contracts”.

(3)  Mr.  Robertson’s  option-based  awards granted during 2008 consisted of 1,000,000 stock options which were previously granted on February

21,  2003.   These  options  were  due  to  expire  on  February  21,  2008  and  were  extended  until  February  21,  2013  at  an  exercise  price  of

CDN$0.10 and fair value of CDN$0.077923 per share.

(4)  Ms. van Oord is also a director but does not receive any compensation in that capacity.

(5)  Ms.  van  Oord’s  option-based  awards  granted  during  2010  consisted  of  50,000  stock  options  which  were  previously  granted  on  April  22,

2004.   These  options  were  due  to  expire  on  April  22,  2009and  were  extended  until  April  22,  2014  at  an  exercise  price  of CDN$0.10 and fair value of CDN$0.022 per share.25% of the options vested in 2010.

(6)  The  value  of  perquisites  received  by  each  of  the  NEOs,  including  property  or  other  personal  benefits  provided  to  the  NEOs  that  are  not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(7)  Additionally, a directors’ fee of $12,000 is payable, but has been accrued.  See “Director Compensation”.

(8)  The  valuation  of  the  fair  value  of  the  options  at  the  time  of  the  grant  is  based  on  the  Black  Scholes  model  and  includes  the  following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The  Company  does  not  have  a  share-based  award  plan  other  than  the  stock  option  plan  referred  to  above.

The  Company  also  does  not  have  a  pension  plan  or  a  long  term  incentive  plan.  Other  than  John  Robertson,

as  described  below  in  the  Narrative  Description  –  Directors  reported  in  the  Directors’  Compensation  table below, no directors, who were not NEO’s of the Company were compensated during the financial year ended

February 28, 2010 for services in their capacity as directors.

A  management  fee  was  payable,  but  accrued  to  SMR  Investments  Ltd.,  a  company  controlled  by  Susanne

Robertson, a director of the Company.  Mr. Robertson is the President and a director of SMR.  Other than as herein set forth, the Company did not pay any compensation to its directors or Named Executive Officers.

Employment Contracts and Termination of Employment

There  are  no  employment  agreements  or  other  compensating  plans  or  arrangements  with  regard  to  any  of

the   Named   Executive   Officers   which   provide   for   specific   compensation   in   the   event   of   resignation,

retirement,  other  termination  of  employment  or  from  a  change  of  control  of  the  Issuer  or  from  a  change  in  a

Named Executive Officer’s responsibilities following a change in control.

Pursuant  to  the  Company’s  stock  option  plan,  in  the  event  the  optionee’s  employment  by  or  engagement with (as a director or otherwise) the Company is terminated by the Company for any reason other than death

before   exercise   of   the   options   granted   hereunder,   the   stock   option   granted   to   the   Participant   shall

immediately  expire  and  all  rights  to  purchase  shares  thereunder  shall  immediately  cease  and  expire  and  be of no further force or effect.

In  the  event  the  Participant  resigns  as  an  employee,  the  Participant  shall  have  thirty  (30)  days  from  the  date of  such  resignation  to  exercise  such  of  the  optioned  shares  in  respect  of  which  such  option  has  not  been previously  exercised,  and  thereafter  his  option  shall  expire  and  all  rights  to  purchase  shares  hereunder  shall cease and expire and be of no further force or effect.

Refer also to the Compensation Discussion and Analysis section above.

INCENTIVE PLAN AWARDS

Narrative Discussion

As  reported  above  under  the  Summary  Compensation  Table,  the  Company  does  not  have  a  share-based

award  plan  or  a  long  term  incentive  plan.   Information  with  respect  to  the  grant  of  stock  options  is  more

particularly   described   below   in   the   Option-based   Awards   and   Compensation   Discussion   and   Analysis

sections.

Outstanding Option-Based Awards and Share-Based Awards

The   grant   of   option-based   awards  to  the  senior   executives  is  determined  by  the  recommendation  of

executive  officers  to  the  board  of  directors  pursuant  to  the  terms  of  the  stock  option  plan  referred  to  below.

Previous grants of option-based awards are taken into account when considering new grants.

The options are always granted at or above market price.  The valuation of the fair value of the options at the time  of  the  grant  is  based  on  the  Black  Scholes  model  and  includes  the  following  assumptions:  weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

The  following  table  sets  forth  information  concerning  stock  options  granted  to  the  Named  Executive  Officers during the most recently completed fiscal year:

% of Total

Market Value of

Securities

Options

Securities

Under

Granted in

Underlying

Options

Financial

Exercise or

Options on Date

Granted(1)

Year(2)

Base Price(3)

of Grant

Name

(#)

(%)

($/Security)

($/Security)

Expiration Date

Monique van Oord

50,000

50%

$0.10

$0.10

Apr.22, 2014

(1)   All options are for the Company’s Common Shares.

(2)   Percentage of all options granted in the year.

(3)   The  exercise  price  of  the  option  is  set  at  not  less  than  the  market  value  of  the  Company’s  Common  Shares  on the  date  of  grant,  less  a  discount  allowed  by  the  TSX-V.  The  exercise  price  may  be  adjusted  under  certain circumstances, subject to regulatory acceptance.

During the year ended February 28, 2010, Mr. Robertson  received no option-based awards.   Ms. van Oord’s

option-based  awards  granted  during  2010  consisted  of  50,000  stock  options  which  were  previously  granted

on  April  22,  2004.   These  options  were  due  to  expire  on  April  22,  2009  and  were  extended  until  April  22,

2014 at an exercise price of US$0.10 and fair value of CDN$0.022 per share.

The following table sets out the option-based awards that are currently outstanding as at the end of the most recently completed financial year.

Option-based Awards

Stock-based Awards

Number of

Value of

Number of

Market or

securities

Option

Name

underlying

exercise

Option

unexercised

shares or

payout value of

unexercised

price

expiration

in-the-

units of

share-based

options

($)

date

money

shares that

awards that

options

have not

have not

(#)

($)

vested

vested

(#)

($)

John

Robertson

1,000,000

0.10

February

21, 2013

N/A

N/A

N/A

Monique

van Oord

50,000

0.10

April 22,

2014

N/A

N/A

N/A

Incentive Plan Awards – value vested or earned during the year

No incentive stock options held by the NEOs were vested during the year ended February 28, 2010.

During  the  year  ended  February  28,  2010,  neither  of  the  two  NEOs  exercised  or  sold  options.   There  were

1,050,000  unexercised  options  at  the  financial  year  end  held  by  the  NEOs,  none  of  which  were  in-the-

money.

Pension Plan Benefits

As  reported  under  the  Summary  Compensation  Table,  the  Company  does  not  maintain  a  Pension  Plan  and therefore no benefits were received.

Termination of Employment or Change of Control

Other  than  as  described  in  the  Narrative  Discussion  section  under  the  Summary  Compensation  Table,  the

Company  has  no  plans  or  arrangements  with  respect  to  remuneration  received  or  that  may  be  received  by the  Named  Executive  Officers  during  the  Company’s  most  recently  completed  financial  year  or  current financial  year  in  view  of  compensating  such  officers  in  the event of termination of employment (as a result of resignation,  retirement,  change  of  control,  etc.)  or  a  change  in  responsibilities  following  a  change  of  control,

where the value of such compensation exceeds $150,000 per executive officer.

Director Compensation

The  Company  does  not  have  a  share-based  award  plan  for  the  directors  other  than  the  stock  option  plan referred  to  in  the  Share  Ownership  section  below,  details  of  which  are  provided  below  under  Option-Based

Awards,  Share-Based  Awards  and  Non-equity  Incentive  Plan  Compensation  for  Directors.   The  Company

also does not have a pension plan or a non-equity incentive plan for its directors.

Other than John Robertson, as described below in the Narrative Description and reported in the table below,

no  directors  who  were  not  NEO’s  of  the  Company  were  compensated  during  the  financial  year  ended

February 28, 2010 for services in their capacity as directors, other than the grant of stock options.

Non-equity incentive plan compensation

($)

Name and

Year

Share-

Option-

Annual

Long-

All

Principal

Ended

Salary

based

Based

incentive

term

Pension

other

Total

Position

February

($)

Awards

Awards

plans

incen-

value

Compen

Compen

28/29

($)

($)(8)

($)

tive

($)

-sation

-sation

plans

($)

($)

John G.

2010

12,000

Nil

Nil

Nil

Nil

Nil

Nil

12,000

Robertson,

2009

11,000

Nil

Nil

Nil

Nil

Nil

Nil

11,000

CEO(1)(2)(3)

2008

12,000

Nil

Nil

Nil

Nil

Nil

Nil

12,000

Monique

2010

Nil

Nil

276

Nil

Nil

Nil

Nil

276

van Oord,

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

CFO(4)

2008

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Jennifer

2010

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Lorette  (5)

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

2008

Nil

Nil

11,688

Nil

Nil

Nil

Nil

11,688

Susanne

2010

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Robertson

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

(6)(7)

2008

Nil

Nil

23,377

Nil

Nil

Nil

Nil

23,377

(1)  Mr.  Robertson  is  also  an  NEO  and  indirectly  receives  or  accrues  compensation  in  that  capacity.  See  “Executive  Compensation  –

Narrative Discussion”.

(2)  Mr.  Robertson  received director’s fees from the Company.   As of February28, 2010 and the date of this report $15,000 of the fees is

payable  to  Mr.  Robertson  See  “Narrative  Discussion”  below.    Additionally,  Mr.  Robertson  is  President  and  a  director  of  SMR

Investments  Ltd.,  which  received  or  is  to  receive  $2,500  per  month  from  the  Company  for  management  services  provided  to  the

Company.  See “Executive Compensation – Narrative Discussion”, and “Management Contracts”.

(3)  Mr. Robertson did not receive option-based awards in his capacity as a director.

(4)  Ms.  van  Oord  does  not  receive  any  compensation  in  her  capacity  as  a  director,  nor  any  option-based  awards  in  her  capacity  as  a director.

(5)  Ms.  Lorette’s  option-based  awards  granted  during  2008  consisted  of  150,000  stock  options  which  were  previously  granted  on

February  21,  2003.    These  options  were  due  to  expire  on  February  21,  2008  and  were  extended  until  February  21,  2013  at  an exercise price of CDN$0.10 and fair value of CDN$0.077923 per share.

(6)  Ms.  Robertson  does  not  receive  any  compensation  in  her  capacity  as  a  director.    However,  Ms.  Robertson  is  the  majority

shareholder of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See “Executive Compensation – Narrative Discussion”, and “Management Contracts”.

(7)  Ms.  Robertson’s  option-based  awards  granted  during  2008  consisted  of  300,000  stock  options  which  were  previously  granted  on

February  21,  2003.    These  options  were  due  to  expire  on  February  21,  2008  and  were  extended  until  February  21,  2013  at  an exercise price of CDN$0.10 and fair value of CDN$0.077923 per share.

(8)  The  valuation  of  the  fair  value  of  the  options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Description

Directors of the Company who are not also NEOs are not compensated for their services in their capacity as directors,  although  directors  of  the  Company  are  reimbursed  for  their  expenses  incurred  in  connection  with their services as directors.

Other  than  a  directors’  fee  of  $12,000  paid  to  the  President  and  CEO  of  the  Company  in  2010  (2009-

$11,000;  2008-$12,000),  there  was  no  other  cash  compensation  paid  to  directors  by  the  Company  for services rendered in their capacities as directors for the year ended February 28, 2010.

A  management  fee  was  payable,  but  accrued  to  SMR  Investments  Ltd.,  a  company  controlled  by  Susanne

Robertson, a director of the Company.  Mr. Robertson is the President and a director of SMR.  Other than as herein set forth, the Company did not pay any compensation to its directors or Named Executive Officers.

Information   with   respect   to   grants   of   options   to   the   directors   is   reported   below   under   the   Narrative

Description  in  the  section  below  entitled  Outstanding  Option-Based  Awards,  Share-Based  Awards  and  Non-

equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended February 28, 2010 for services as consultants or experts.

Option-Based   Awards,   Share-Based   Awards   and   Non-equity   Incentive   Plan   Compensation   for

Directors

As  disclosed  under  Director  Compensation,  the  Company  does  not  have  a  share-based  award  plan,  a pension plan or a non-equity incentive plan for its directors except for its stock option plan.

Option-based  awards  to  the  directors  are  granted  pursuant  to  the  terms  of  the  Company’s  stock  option  plan.

The  options  are  always  granted  at  market  price.   The  valuation  of  the  fair  value  of  the  options  at  the  time  of the  grant  is  based  on  the  Black  Scholes  model  and  includes  the  following  assumptions;  weighted  average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

The  following  table  shows  the  options  held  by  the  directors  (and  officers)  at  the  financial  year  ended

February 28, 2010:

Option-based Awards

Stock-based Awards

Number of

Value of

Number of

Market or

securities

Option

Name

underlying

exercise

Option

unexercised

shares or

payout value

unexercised

price

expiration

in-the-

units of

of share-

options

($)

date

money

shares that

based

options

have not

awards that

(#)

($)

vested

have not

(#)

vested

($)

John G.

Robertson

1,000,000

$0.10

Feb. 21, 2013

Nil

Nil

Nil

Jennifer

Lorette

150,000

$0.10

Feb. 21, 2013

Nil

Nil

Nil

Monique van

Oord

50,000

$0.10

Apr. 22, 2014

Nil

Nil

Nil

Susanne

Robertson

300,000

$0.10

Feb. 21, 2013

Nil

Nil

Nil

Non-Cash Compensation

No  stock  options  were  granted  by  the  Company  during  the  financial  year  ended  February  28,  2010  to  the directors who are not a Named Executive Officer of the Company.

There  were  no  exercises  of  stock options  during the financial year ended February 28, 2010 by the directors who  are  not  the  Named  Executive  Officer,  and  the  financial  year  end  value  of  vested  and  unexercised

options  was  $22,679.    There  were  450,000  unexercised  options  at  the  financial  year  end  held  by  two directors who are not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards

No incentive stock options, which were held by the non-executive directors, vested during the 2010 year.

Option Grants

The  following  table  sets  forth  information  concerning  stock  options  granted  to  directors,  as  a  group,  who  are not Named Executive Officers during the most recently completed fiscal year:

Securities

% of Total

Market Value of

Under

Options

Name

Options

Granted in

Exercise or

Securities

Granted(1)

Financial

Base Price(3)

Underlying

Expiration Date

(#)

Year(2)

($/Security)

Options on Date

of Grant

(%)

($/Security)

Directors as a group

who are not Named

Nil

Nil%

$nil

$nil

n/a

Executive Officers

(1)   All options are for the Company’s Common Shares.

(2)   Percentage of all options granted in the year.

(3)   The  exercise  price  of  the  option  is  set  at  not  less  than  the  market  value  of  the  Company’s  Common  Shares  on the  date  of  grant,  less  a  discount  allowed  by  the  TSX-V.  The  exercise  price  may  be  adjusted  under  certain circumstances, subject to regulatory acceptance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The  following  table  sets  forth,  as  of  February  28,  2009,  information  concerning  securities  authorized  for issuance under the stock option plan, which is the only equity compensation plan of the Company.

Number of securities to

Weighted-average

Number of securities

be issued upon exercise     exercise price of

remaining available for

of outstanding options,

outstanding options,

future issuance under

warrants and rights

warrants and rights

equity compensation

plans (excluding

securities reflected in

column  (a))

Plan Category

(a)

(b)

(c)

Equity

compensation

3,237,500

$0.23

2,650,000

plans

approved

by

securityholders

Equity

compensation

N/A

N/A

N/A

plans   not   approved   by

security holders(1)

Total

3,237,500

$0.23

2,650,000

APPOINTMENT OF AUDITOR

The Shareholders are asked to vote in favour of a resolution ratifying and appointing ACAL Group, Chartered

Accountants,  as  auditor  of  Company  for  the  ensuing  year,  to  hold  office  until  the  close  of  the  next  annual general  meeting  of  shareholders  or  until  such  firm  is  removed  from  office  or  resigns  as  provided  by  the

Company’s  articles,  and  also  vote  in  favour  of  a  resolution  authorizing  the  board  of  directors  to  fix  the compensation of the auditor.

The  Company’s  former  auditor  which  completed  the  audit  of  the  financials  statements  for  the  year  ended

February  28,  2009,  James  Stafford,  Inc.,  Chartered  Accountants,  resigned  as  the  Company’s  principal accountants  on  July  8,  2009.  The  Company  engaged  Dale  Matheson  Carr-Hilton  Labonte  LLP,  Chartered

Accountants  as  auditor  during  the  fiscal  year  ended  2010.   Subsequent  to  the  February  28,  2010  year-end,

but  prior  to  commencing  the  2010  audit,  the  Company  dismissed  Dale  Matheson  Carr-Hilton  Labonte  LLP,

Chartered  Accountants  and  engaged  ACAL  Group.  Chartered  Accountants  to  perform  the  audit  for  the

financial  year  ended  February  28,  2010.   In  accordance  with  Part  4.11  NI  51-102,  the  “Reporting  Package”,

which  includes  the  notice  of  change  of  auditor,  letter  from  the  former  auditor  and  letter  from  the  successor auditor,  was filed with the necessary securities commissions on SEDAR (www.sedar.com) on May 17, 2010,

and copies of these documents are attached to the Company’s Information Circular as Exhibit “B”.

Unless  otherwise  specified,  the  persons  named  in  the  enclosed  form  of  proxy  will  vote  for  the appointment  of  ACAL  Group,  Chartered  Accountants,  Vancouver,  British  Columbia,  as  auditor  of  the

Company  to  hold  office  until  the  next  annual  general  meeting  of  shareholders  or  until  its  successor is appointed and to authorize the directors to fix its remuneration.

AUDIT COMMITTEE DISCLOSURE

National  Instrument  52-110  Audit  Committees  (“NI  52-110”)  requires  the  Company,  as  a  venture  issuer,  to disclose  annually  in  its  information  circular  certain  information  concerning  the  constitution  of  its  audit committee and its relationship with its independent auditors.

The Audit Committee Charter

The  text  of  the  Audit  Committee  Charter,  as  adopted  by  the  Company’s  board  of  directors  and  Audit

Committee, is attached hereto as Exhibit “A”.

Composition of the Audit Committee

The  Company’s  audit  committee  is  comprised  of  three  directors  consisting  of  Jennifer  Lorette,  Susanne

Robertson,  and  Monique  van  Oord.   As  defined  in  NI  52-110,  Ms.  van  Oord,  is  not  “independent”  as  she  is an  officer  of  the  Company.  Jennifer  Lorette  and  Susanne  Robertson  are  independent  in  that  they  are independent  and  free  from  any  interest  and  any  business  or  other  relationship  which  could  or  could reasonably  be  perceived  to,  materially  interfere  with  their  ability  to  act  in  the  best  interests  of  the  Company,

other  than  an  interest  or  relationship  arising  from  their  ownership  of  shares  of  the  Company.  All  of  the  audit committee members are “financially literate”, as defined in NI 52-110.

Since  the  commencement  of  the  Company’s  most  recently  completed  financial  year,  the  Company’s  Board of  Directors  has  not  failed  to  adopt  a  recommendation of the audit committee to nominate or compensate an external auditor.

Since  the  commencement  of  the  Company’s  most  recently  completed  financial  year,  the  Company  has  not relied  on  the  exemptions  contained  in  Section  2.4  or  Part  8  of  NI  52-110.  Section  2.4  (De  Minimis  Nonaudit

Services)  provides  an  exemption  from  the  requirement  that  the  audit  committee  must  pre-approve  all  non-

audit  services  to  be  provided  by  the  auditor,  where  the total amount of fees  related  to  the  non-audit  services are  not  expected  to  exceed  5%  of  the  total  fees  payable  to  the  auditor  in  the  fiscal  year  in  which  the  non-

audit  services  were  provided.  Part  8  (Exemptions)  permits  a  company  to  apply  to  a  securities  regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

Subject  to  the  requirements  of  NI  52-110,  the  engagement  of  non-audit  services  is  considered  by  the

Company’s audit committee, and where applicable the Board of Directors, on a case-by-case basis.

EXTERNAL AUDITOR AND AUDITOR’S SERVICE FEES

Our  Audit  Committee  assists  the  Board  in  fulfilling  its  responsibilities  relating  to  the  Company’s  corporate

accounting  and  reporting  practices.   The  Audit  Committee  is  responsible  for  ensuring  that  management  has established  appropriate  processes  for  monitoring  the  Company’s  systems  and  procedures  for  financial

reporting   and   controls,   reviewing   all   financial   information   in   disclosure   documents;   monitoring   the

performance  and  fees  and  expenses  of  the  Company’s  external  auditors  and  recommending  external

auditors  for  appointment  by  shareholders.   The  Audit  Committee  is  also  responsible  for  reviewing  the

Company’s annual financial statements prior to approval by the Board and release to the public.

Upon  recommendation  of  our  Audit  Committee,  our  board  of  directors  appointed  James  Stafford,  Inc.,

Chartered  Accountants,  as  our  principal  accountant  to  audit  our  consolidated  financial  statements  for  the fiscal  year  ended  February  28,  2009.  On  July  8,  2009,  James  Stafford,  Inc.,  Chartered  Accountants,

resigned  as  the  Company’s  principal  accountants.    Upon  recommendation  of  our  Audit  Committee,  on

August  6,  2009  the  Board  of  Directors  appointed  Dale  Matheson  Carr-Hilton  Labonte  LLP,  Chartered

Accountants.  Upon  recommendation  of  our  Audit  Committee,  on  May  10,  2010  the  Board  of  Directors

appointed ACAL Group Chartered Accountants.

Our  Audit  Committee  pre-approved  all  non-audit  services  (audit-related  services,  tax  services,  and  all  other services) provided to the Company prior to the commencement of the services.

In  the  table  above,  and  the  disclosure  below,  “audit  fees”  are  fees  billed  by  the  Company’s  external  auditor for  services  provided  in  auditing  the  Company’s  annual  financial  statements  for  the  subject  year.  “Audit-

related  fees”  are  fees  not  included  in  audit  fees  that  are  billed  by  the  auditor  for  assurance  and  related services  that  are  reasonably  related  to  the  performance  of  the  audit  or  review  of  the  Company’s  financial statements.  “Tax  fees”  are  fees  billed  by  the  auditor  for  professional  services  rendered  for  tax  compliance,

tax  advice  and  tax  planning.  “All  other  fees”  are  fees  billed  by  the  auditor  for  products  and  services  not included in the foregoing categories.

Audit Fees

The aggregate fees estimated by ACAL Group Chartered Accountants for professional services rendered for the  audit  of  our  annual  consolidated  financial  statements  for  the  fiscal  year  ended  February  28,  2010  was

$15,000.    The  aggregate  fees  billed  by  James  Stafford,  Inc.,    Chartered  Accountants  for  professional

services  rendered  for  the  audit  of  our  annual  consolidated  financial  statements  for  the  fiscal  year  ended

February 28, 2009 was $18,099.   For Audit Fees incurred during fiscal 2010 and 2009, it is our policy for our

Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2010 and 2009 was 100%.

Audit Related Fees

The  aggregate  fees  billed  for  assurance  and  related  services,  as  applicable,  relating  to  the  performance  of the  audit  of  our  consolidated  financial  statements  for  the  fiscal  year  ended  February  28,  2010  by  ACAL

Group  Chartered  Accountants;  and  by  James  Stafford, Inc.,  Chartered  Accountants  for  the  fiscal year ended

February  28,  2009,  which  are  not  reported  under  the  heading  "Audit  Fees"  above,  were  $Nil  and  $Nil,

respectively.   Had  there  been  any  Audit  Related  Fees  incurred  during  fiscal  2010  and  2009,  it  is  our  policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

All Other Fees

The  aggregate  fees  billed  for  products  and  services  other  than  the  services  set  out  above,  as  applicable,  for the  fiscal  year  ended  February  28,  2010  by  ACAL  Group  Chartered  Accountants  was  $Nil;  and  by  James

Stafford,  Inc.,  Chartered  Accountants  for  the  fiscal  year  ended  February  28,  2009,  were  $Nil.   Had  there

been  any  Other  Fees  incurred  during  fiscal  2010  and  2009,  it  is  our  policy  for  our  Audit  Committee  to  pre-

approve 100% of these fees prior to commencement of the services.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other  than  transactions  carried  out  in  the  normal  course  of  business  of  the  Company  or  any  of  its  affiliates,

none  of  the  directors  or  senior  officers  of  the  Company,  a  proposed  management  nominee  for  election  as  a director  of  the  Company,  any  Shareholder  beneficially  owning  shares  carrying  more  than  10%  of  the  voting rights  attached  to  the  shares  of  the  Company  nor  an  associate  or  affiliate  of  any  of  the  foregoing  persons had  since  March  1,  2009  (the  commencement  of  the  Company's  last  completed  financial  year)  any  material

interest,   direct   or   indirect,   in   any   transactions   which   materially   affected   the   Company   or   any   of   its

subsidiaries  or  in  any  proposed  transaction  which  has  or  would  materially  affect  the  Company  or  any  of  its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

General

Effective  June  30,  2005,  National  Instrument  58-101  Disclosure  of  Corporate  Governance  Practices  (“NI  58-

101”)  and  National  Policy  58-201  Corporate  Governance  Guidelines  (“NP  58-201”)  were  adopted  in  each  of the  provinces  and  territories  of  Canada.  NI  58-101  requires  issuers  to  disclose  the  corporate  governance practices  that  they  have  adopted.  NP  58-201  provides  guidance  on  corporate  governance  practices.  The

Company  is  required  to  provide  the  following  information  in  its  Management  Information  Circular  if  the

Company is soliciting a proxy for the election of Directors.

The  board  of  directors  believes  that  that  good  corporate  governance  improves  corporate  performance  and benefits  all  Shareholders.  This  section  sets  out  the  Company’s  approach  to  corporate  governance  and addresses the Company’s compliance with NI 58-101.

Board of Directors

The   board   of   directors   of   the   Company   facilitates   its   exercise   of   independent   supervision   over   the

Company’s management through frequent meetings of the board.

The Board is presently set at and consists of four directors.  The entrepreneurial nature of the Company, and the  current  stage  of  the  Company’s  development,  make  it  appropriate  for  the  Board  to  be  composed  of  the proposed  number  and  composition  of  directors,  and  the  Board  believes  that  when  balanced  against  the attendant  increase  in  cost  to  the  Company  and  possible  reduction  in  the  efficiency  with  which  decisions  are made,  it  would  not  be  warranted  to  significantly  increase  the  size  of  the  Board  or  change  the  Board’s composition at this time, other than as proposed.

Independent Directors

The  Board  currently  consists  of  two  independent  directors  –  Jennifer  Lorette  and  Susanne  Robertson.  Ms.

Lorette  was  appointed  to  the  board  in  November  2000.    Mrs.  Robertson  was  appointed  to  the  Board  in

August  2001.    They  are  “independent”  in  that  they  are  independent  and  free  from  any  interest  and  any business  or  other  relationship  which  could  or could reasonably be perceived to, materially interfere with their ability  to  act  with  the  best  interests  of  the  Company,  other  than  the  interests  and  relationships  arising  from shareholders.

Non-Independent Directors

Mr.  Robertson  is  not  independent  as  he  is  an  officer  of  the  Company  .   Mr.  Robertson  was  appointed  a

Director  and  President,  CEO  and  Chairman  of  the  Company  in  March  1979.     Mr.  Robertson  has  several

decades  of  experience  in  administration  of,  raising  capital  for  and  marketing  public  junior  public  companies.

Ms.  van  Oord  is  not  independent  as  she  is  an  officer  of  the  Company.   She  was  appointed  a  Director  in

August 2004, and was appointed CFO in February 2004.

The  Company’s  board  of  directors  believes  that  the  fiduciary  duties  placed  on  individual  directors  by  the

Company’s  governing  corporate  legislation  and  the  common  law  and  the  restrictions  placed  by  applicable corporate  legislation  on  an  individual  director’s  participation  in  decisions  of  the  Board  in  which  the  director has  an  interest  have  been  sufficient  to  ensure  that the  Board  operates  independently of management and in the best interests of the Corporation.

Directorships

The following directors or persons nominated to be a director are presently directors of other issuers, which are reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Name of Director

Name of Company

Position

Reg Technologies Inc.

President and Director

SMR Investments Ltd.

President and Director

John Robertson

Teryl Resources Corp.

President and Director

Regi US Inc.

President and Director

IAS Energy Inc.

President and Director

Reg Technologies Inc.

Director

Jennifer Lorette

Teryl Resources Corp.

Director

Regi US Inc.

Director

Monique van Oord

Teryl Resources Corp.

Director & CFO

Reg Technologies Inc.

Director

Susanne Robertson

SMR Investments Ltd.

Director

Teryl Resources Corp.

Director

Orientation and Continuous Education

Each  new  director  brings  a  different  skill  set  and  professional  background,  and  with  this  information,  the board  of  directors  is  able  to  determine  what  orientation  to  the  nature  and  operations  of  the  Company’s

business   will   be   necessary   and   relevant   to   each   new   director.   The   Company   encourages   continuing

education  for  its  directors  as  such  need  arises  and  encourages  open  discussion  at  all  meetings,  which encourages learning by the directors.

Ethical Business Conduct

The Company’s board of directors’ is committed to encouraging and promoting a culture of ethical business conduct and integrity throughout the Company. In order to achieve this objective, efforts are made to the implementation, monitoring and enforcement of the Company’s Code of Business Conduct and Ethics

(“Code”). This is accomplished by: (a) taking prompt action against violations of the Code; ensuring employees and consultants are aware that they may discuss their concerns with their supervisor or directly to the Compliance Officer; the Compliance Officer reporting suspected fraud or securities law violations for review by the Audit Committee and reporting same to the Board of Directors. The Company distributes to each new director, officer, employee and consultant the Company’s Code.

No waivers of any provision of this Code of Business Conduct and Ethics may be made except by the Board

of Directors.   Any waiver or amendment shall be reported as required by law or regulation.  There have been no waivers of the Code since it’s implementation.

A copy of the Code is available from the Company on written request, and is available on SEDAR at

www.sedar.com.

Nomination of Directors

The  Board  as  a  whole  considers  its  size  each  year  when  it  considers  the  number  of  directors  to  recommend to  the  shareholders  for  election  at  the  annual  meeting  of  shareholders,  taking  into  account  the  number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The board as a whole is responsible for the recruitment and evaluation of nominees to the board of directors,

including management nominees. The board must determine, in light of the opportunities and risks facing the

Company,  what  competencies,  skills  and  personal  qualities  should  be  sought  in  new  board  members  in order  to  add  value  to  the  Company.  The  results  of  such  a  discussion  will  provide  a  framework  for  the  board in identifying and proposing new nominees.

The Board does not have a nominating committee, and these functions are currently performed by the Board

as  a  whole  as  set  out  in  the  Company’s  Corporate  Governance  Policy  (see  Assessments  below).   However,

if  a  change  in  the  number  of  directors  or  the  composition  of  the  members  of  the  Board  required  by  the

Corporation, the Board as a whole will consider the decision.

Compensation

The  Board  as  a  whole  is  responsible  for  determining  compensation  for  the  directors  of  the  Corporation  to ensure it reflects the responsibilities and risks of being a director of a public company.

Other Board Committees

There are no committees of the Company’s board of directors, other than the Audit Committee.

Assessments

The  board  of  directors  is  ultimately  responsible  for  the  stewardship  of  the  Company,  which  means  that  it oversees  the  day-to-day  management  delegated  to  the  President  and  Chief  Executive  Officer  and  the  other officers  of  the  Company.  The  board  is  charged  with  the  responsibility  of  assessing  the effectiveness of itself,

its committee(s) and the contributions of individual directors.

The  Corporate  Governance  Policy  was  constituted  by  the  board  of  directors  to  assist  the  Board  and  its officers, employees, and consultants to fulfill fundamental issues including: (a) the regular assessment of the

Company’s   approach   to   corporate   governance   issues;   (b)   ensuring   that   such   approach   supports   the

effective  functioning  of  the  Company  with  a  view  to  the  best  interests  of  the  Company’s  shareholders  and effective  communication  between  the  board  of  directors  and  management  of  the  Company;  and  (c)  the process, structure and effective system of accountability by management to the board of directors and by the board  to  the  shareholders,  in  accordance  with  applicable  laws,  regulations  and  industry  standards  for  good

governance   practices.     A   copy   of   the   Corporate   Governance   Policy   is   available   on   our   website   at

www.linuxgoldcorp.com

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates,  or  other  management  of  the  Company  were  indebted  to  the  Company  as  of  the  end  of  the  most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other  than  transactions  carried  out  in  the  normal  course  of  business  of  the  Company  or  any  of  its  affiliates,

none  of  the  directors  or  senior  officers  of  the  Company,  a  proposed  management  nominee  for  election  as  a director  of  the  Company,  any  Shareholder  beneficially  owning  shares  carrying  more  than  10%  of  the  voting rights  attached  to  the  shares  of  the  Company  nor  an  associate  or  affiliate  of  any  of  the  foregoing  persons had  since  March  1,  2009  (the  commencement  of  the  Company's  last  completed  financial  year)  any  material

interest,   direct   or   indirect,   in   any   transactions   which   materially   affected   the   Company   or   any   of   its

subsidiaries  or  in  any  proposed  transaction  which  has  or  would  materially  affect  the  Company  or  any  of  its subsidiaries.

MANAGEMENT CONTRACTS

SMR Investments Ltd.

Pursuant to the terms of a management agreement, the Company engages SMR Investments Ltd., (“SMR”).

SMR  is  a  private  company  owned  by  Susanne  M.  Robertson,  one  of  the  Company’s  directors  and  wife  of

John G. Robertson.  Mr. Robertson, the Company’s President and CEO, is a director of SMR.  SMR provides

the  Company  with  corporate  development,  administrative  and  management  services.   The  Company  pays  a

monthly fee of $2,500 to SMR.

The  Management  Agreement  was  entered  into  on  May  1,  1996.  This  contract  has  been  renewable  annually

after  the  initial  term  ended  May  1,  1999.   On  May  1,  2007,  the  Company  and  SMR  entered  into  an  updated agreement for the same consideration.

During the financial year ended February 28, 2010, a total of $30,000 was accrued, but not paid.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management  of  the  Company  knows  of  no  other  matters  to  come  before  the  Meeting  other  than  those referred  to  in  the  Notice  of  Meeting  accompanying  this  Information  Circular.  However,  if  any  other  matters

properly   come   before   the   Meeting,   it   is   the   intention   of   the   persons   named   in   the   form   of   proxy

accompanying  this  Information  Circular  to  vote  the  same  in  accordance  with  their  best  judgment  of  such matters.

ADDITIONAL INFORMATION

Additional  information  relating  to  the  Company  is  available  on  SEDAR  at  www.sedar.com  and  on  its  website at www.linuxgoldcorp.com

Financial information on the Company is provided in the Company’s comparative financial statements and management discussion and analysis for the most recently completed financial year ended February 28,

2010.  Copies of the Company’s financial statements and management discussion and analysis may be obtained upon request from the Company, 240 - 11780 Hammersmith Way, Richmond, BC, V7A 5E9

APPROVAL OF CIRCULAR

The  contents  and  sending  of  this  Information  Circular  have  been  approved  by  the  Board  of  Directors  of  the

Company.

BY ORDER OF THE BOARD OF DIRECTORS

“John Robertson”

___________________________________________

John G. Robertson, President

Vancouver, British Columbia

July 7, 2010

EXHIBIT “A”

Charter of the Audit Committee of the Board of Directors

of Linux Gold Corp. (the “Company”)

Mandate

The  primary  function  of  the  Audit  Committee  (“Committee”)  is  to  assist  the  Board  of  Directors  in  fulfilling  its financial  oversight  responsibilities  by  reviewing  the  following:  (a)  the  financial  reports  and  other  financial information provided by the Company to regulatory authorities and shareholders; (b) the Company’s systems of internal  controls  regarding  finance  and  accounting  and  the  Company’s  auditing,  accounting;  and  (c)  financial

reporting  processes.   Consistent  with  this  function,  the  Committee  will  encourage  continuous  improvement  of,

and   should   foster   adherence   to,   the   Company’s   policies,   procedures   and   practices   at   all   levels.     The

Committee’s  primary  duties  and  responsibilities  are  to  (i)  serve  as  an  independent  and  objective  party  to monitor  the  Company’s  financial  reporting  and  internal  control  system  and  review  the  Company’s  financial statements;  (ii)  review  and  appraise  the  performance  of  the  Company’s  external  auditors;  (iii)  provide  an  open avenue  of  communication  among  the  Company’s  auditors,  financial  and  senior  management  and  the  board  of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The  Committee  shall  be  comprised  of  three  directors  as  determined  by  the  board  of  directors,  the  majority  of whom  shall  be  free  from  any  relationship  that,  in  the  opinion  of  the  board  of  directors,  would  interfere  with  the exercise of his or her independent judgment as a member of the Committee.

At  least  one  member  of  the  Committee  shall  have  accounting  or  related  financial  management  expertise.   All

members  of  the  Committee  that  are  not  financially  literate  will  work  towards  becoming  financially  literate  to

obtain  a  working  familiarity  with  basic  finance  and  accounting  practices.   For  the  purposes  of  the  Company’s

Charter,  the  definition  of  “financially  literate”  is  the  ability  to  read  and  understand  a  set  of  financial  statements that  present  a  breadth  and  level  of  complexity  of  accounting  issues  that  are  generally  comparable  to  the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The  members  of  the  Committee  shall  be  elected  by  the  board  of  directors  at  its  first  meeting  following  the

annual  shareholders’  meeting.   Unless  a  Chair  is  elected  by  the  full  board  of  directors,  the  members  of  the

Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The  Committee  shall  meet  at  least  twice  annually,  or  more  frequently  as  circumstances  dictate.   As  part  of  its

job  to  foster  open  communication,  the  Committee  will  meet  at  least  annually  with  the  Chief  Executive  Officer and/or the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review   the   Company’s   financial   statements,   MD&A,   any   annual   and   interim   earning

statements  and   press  releases  before  the  Company  publicly  discloses  this  information  and any  reports  or  other  financial  information  (including  quarterly  financial  statements),  which  are submitted  to  any  governmental  body,  or  to  the  public,  including  any  certification,  report,

opinion or review rendered by the external auditors.

External Auditors

(a)

Review  annually  the  performance  of  the  external  auditors  who  shall  be  ultimately  accountable to  the  board  of  directors  and  the  Committee  as  representatives  of  the  shareholders  of  the

Company.

(b)

Obtain  annually  a  formal  written  statement  of  external  auditors  setting  forth  all  relationships between the external auditors and the Company.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take  or  recommend  that  the  full  board  of  directors  take  appropriate  action  to  oversee  the independence of the external auditors.

(e)

Recommend  to  the  board  of  directors  the  selection  and,  where  applicable,  the  replacement  of the external auditors nominated annually for shareholder approval.

(f)

At  each  meeting,  consult  with  the  external  auditors,  without  the  presence  of  management,

about   the   quality   of   the   Company’s   accounting   principles,   internal   controls   and   the

completeness and accuracy of the Company’s financial statements.

(g)

Review  and  approve  the  Company’s  hiring  policies  regarding  partners,  employees  and  former partners and employees of the present and former external auditors of the Company.

(h)

Review  with  management  and  the  external  auditors  the  audit  plan  for  the  year-end  financial statements and intended template for such statements.

(i)

Review   and   pre-approve   all   audit   and   audit-related   services   and   the   fees   and   other

compensation   related   thereto,   and   any   non-audit   services,   provided   by   the   Company’s

external  auditors.    The  pre-approval  requirement  is  waived  with  respect  to  the  provision  of non-audit services if:

i.

the   aggregate   amount   of   all   such   non-audit   services   provided   to   the   Company

constitutes not more than 5% of the total amount of revenues paid by the Company to

its   external   auditors   during   the   fiscal   year   in   which   the   non-audit   services   are

provided;

ii.

such  services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members  of  the  Committee  who  are  members  of  the  board  of  directors  to  whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the

Company’s financial reporting process, both internal and external.

(b)

Consider the external auditor’s judgments about the quality and appropriateness of the

Company’s accounting principles as applied in its financial reporting.

(c)

Consider  and  approve,  if  appropriate,  changes  to  the  Company’s  auditing  and  accounting principles and practices as suggested by the external auditors and management.

(d)

Review   significant   judgments   made   by   management   in   the   preparation   of   the   financial

statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following   completion   of   the   annual   audit,   review   separately   with   management   and   the

external   auditors   any   significant   difficulties   encountered   during   the   course   of   the   audit,

including any restrictions on the scope of work or access to required information.

(f)

Review   any   significant   disagreement   among   management   and   the   external   auditors   in

connection with the preparation of the financial statements.

(g)

Review   with   the   external   auditors   and   management   the   extent   to   which   changes   and

improvements in financial or accounting practices have been implemented.

(h)

Review certification process for certificates required under NI 52-109.

(i)

Establish   a   procedure   for   the   confidential,   anonymous  submission  by  employees  of  the

Company of concerns regarding questionable accounting or auditing matters.

Other

a)    Review any related party transactions.

b)    Review  reports  from  persons  regarding  any  questionable  accounting,  internal  accounting  controls or auditing matters (“Concerns”) relating to the Company such that:

i.

an  individual  may  confidentially  and  anonymously  submit  their  Concerns  to  the  Chairman of the Committee in writing, by telephone, or by e-mail;

ii.

the  Committee  reviews  as  soon  as  possible  all  Concerns  and  addresses  same  as  they deem necessary; and

iii.

the  Committee  retains  all  records  relating  to  any  Concern  reported  by  an  individual  for  a period the Committee judges to be appropriate.

All  of  the  foregoing  in  a  manner  that  the  individual  submitting  such  Concerns  shall  have  no  fear  of adverse consequences.

Exhibit “B”

NOTICE OF CHANGE OF AUDITOR

LINUX GOLD CORP.

(the “Company”)

TO:

The British Columbia Securities Commission

Alberta Securities Commission

AND TO:

ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

Linux  Gold  Corp.  (the  "Company")  has  requested  Dale  Matheson  Carr-Hilton  Labonte  LLP  "DMCL"  Chartered

Accountants  to  submit  its  resignation  as  auditor  of  the  Company  and  "DMCL"  has  agreed  to  submit  its  resignation

as  auditor  of  the  Company,  effective  May  10,  2010.    The  Company  has  appointed  ACAL  Group  Chartered

Accountants "ACAL" as auditor of the Company effective May 10, 2010.

The  Audit  Committee  and  the  Board  of  Directors  of  the  Company  have  considered  and  approved  the  decision  to change the auditor of the Company.

The  former  auditor  did  not  provide  an  auditor’s  report  on  any  of  the  Company’s  financial  statements  relating  to  the

period  during  which  the  former  was  auditor  for  the  Company,  between  August  4,  2009  and  May  10,  2010.   In  the

opinion of the Company, there have been no “Reportable Events” (as defined below) reported by the former auditor.

For  the  purpose  of  this  notice  National  Policy  Statement  No.  31  of  the  Canadian  Securities  Administrators  states that  a  Reportable  Event  may  consist  of  “disagreements”,  “unresolved  issued”  and  “consultations”  between  the

Company  and  the  former  auditor.   Disagreements,  unresolved  issues  and  consultations  are  defined  in  the  policy  as follows:

Disagreements

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that,  if  not  resolved  to  the  satisfaction  of  the  former  auditor,  would  have  resulted  in  a  reservation  in  the  auditor’s report.

Disagreements  include  both  those  resolved  to  the  former  auditor’s  satisfaction  and  those  not  resolved  to  the  former

auditor’s  satisfaction.   Disagreement  should  have  occurred  at  the  decision-making  level,  i.e.  between  personnel  of the  reporting  issuer  responsible  for  the  finalization  of  its  financial  statements  and  the  personnel  of  the  auditor  firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The  term  disagreement  is  to  be  interpreted  broadly.   It  is  not  necessary  for  there  to  have  been  an  argument  to  have

had  a  disagreement,  merely  a  difference  of  opinion.   The  term  disagreement  does  not  include  initial  differences  of opinion,  based  on  incomplete  facts  or  preliminary  information,  that  were  later  resolved  to  the  former  auditor’s satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved  issues  refer  to  matter  which  came  to  the  former  auditor’s  attention  and  which,  in  the  former  auditor’s opinion,  materially  impact  on  the  financial  statements  or  audit  reports  (or  which  could  have  a  material  impact  on them), where the former auditor had advised the reporting issuer about the matter and:

a)    the  former  auditor  has  been  unable  to  fully  explore  the  matter  and  reach  a  conclusion  as  to  its  implications prior to a resignation or termination of the former auditor;

b)    the  matter  was  not  resolved  to  the  former  auditor’s  satisfaction  prior  to  a  resignation  or  termination  of  the former auditor; or

c)    the   former   auditor   is   no   longer   willing   to   be   associated   with   the   financial   statements   prepared   by

management of the reporting issuer.

Consultations

Consultations refer to situations where the reporting issuer (or someone acting on its behalf) consulted the successor auditor regarding:

a)    the application of accounting principles to a specified transaction (either proposed or complete):

b)    the type of audit opinion that might be rendered on the reporting issuer’s financial statements; or

c)    a disagreement as defined above;

and  a  written  report  or  seriously  considered  oral  advice  was  provided  by  the  successor  auditor  to  the  reporting issuer.

Dated at Richmond, British Columbia, this 10th day of May, 2010.

BY ORDER OF THE BOARD

“John Robertson”

John Robertson, President.

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

To:

The Shareholders of Linux Gold Corp.

And To:

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia

Alberta Securities Commission

4th Floor, 300 - 5th Ave., SW

Calgary, AB  T2P 3C4

The  undersigned,  on  behalf  of  the  Board  of  Directors  of  Linux  Gold  Corp.  (the  “Board”),  hereby  confirms  that  the

Board  has  reviewed  the  attached  Notice  of  Change  of  Auditor,  and  the  letter  from  the  former  auditor  of  the company, Dale Matheson Carr-Hilton Labonte LLP

"DMCL" Chartered Accountants.

Dated at Richmond, British Columbia this 10th day of May, 2010.

By and on behalf of the Board of Directors of Linux Gold Corp.

“John Robertson”

John Robertson, President.

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T:  604.683.3850

ACAL GROUP

F:  604.688.8479

CHARTERED  ACCOUNTANTS

PCAOB & CPAB Registrant

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

and

Alberta Securities Commission

4th Floor, 300 - 5th Ave., SW

Calgary, AB  T2P 3C4

May 12, 2010

Dear  Sirs/Mesdames:

As  required by  National  Instrument  51-102  and  in  connection  with  our  proposed  engagement  as auditor of the Company,  we have  reviewed the information contained in the Notice of Change of

Auditor,  dated  May  10,  2010,  and  agree  with  the  information  contained  therein,  based  upon  our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

Signed “ACAL Group”

ACAL GROUP

CHARTERED ACCOUNTANTS

PCAOB  & CPAB Registrant